Investment Grade R.E. Income Fund, L.P.

831 State Street, Suite 280

Santa Barbara

 CALIFORNIA 93101

July 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	Investment Grade R.E. Income Fund, L.P.
Registration Statement on Form 1-A POS (Registration No. 024-11181)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Investment Grade R.E. Income Fund, L.P. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement as soon as possible but not later than July 19, 2021 5:00pm PST. The Registrant respectfully requests that you notify Jason E. Luhan of such effectiveness by a telephone call to (949) 279-9432.

Very truly yours,

Investment Grade R.E. Income Fund, L.P.

By:	/s/ Jason E. Luhan
Jason E. Luhan
Director/Chief Legal Officer